SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 4, 2012

1. DATE AND TIME: December 4, 2012 at 10:30 a.m. 2.  PLACE:  The company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76 (“Corporation Law”), in the November 15, 20 and 21, 2012 editions of the “Official Gazette of the State of Bahia” and in the November 15, 16 and 17, 2012 editions of the newspaper “A Tarde.” 4.  ATTENDANCE:  Shareholders representing more than 97% of the Company’s voting capital, as verified by the signatures below and those in the “Shareholder’s Attendance Book.” The meeting also recorded the attendance of shareholders holding more than 44% of the preferred shares, according to the signatures in the “Shareholder’s Attendance Book.” 5.  PRESIDING BOARD: Chairman: Ana Patrícia Soares Nogueira and Secretary: Leticia de Faria Lima Coutinho, chosen in the manner set out in article 16, paragraph 3, of the Company’s Bylaws. 6.  AGENDA:  Reading of the agenda was unanimously waived by the shareholders in attendance. 7.  RESOLUTIONS:  The matters listed in the Agenda were put up for discussion and vote, and the following resolutions were unanimously taken by those in attendance: 7.1)  authorize the drawing-up of these Meeting minutes in summary form, as well as publication thereof omitting the signatures of the shareholders present, pursuant to article 130 and its paragraphs of the Corporation Law; 7.2)  approve the deregistration of four hundred and eleven (411) common shares and four million, three hundred and ninety-nine thousand, eight hundred and fifty-eight (4,399,858) class “A” preferred shares issued by the Company, held in treasury until that time, without altering the amount of share capital, posted in the amount of forty-eight million, eighteen thousand, five hundred and eleven Reais and fifty-three centavos (R$48,018,511.53), to the capital reserve account; and 7.3)  approve, as a result of the deregistration of shares resolved in the previous item, the amendment of the main section of article 4 of the Company’s Bylaws, which shall become effective with the following wording: “Article 4 – The share capital is eight billion, forty-three million, two hundred and twenty-two thousand and eighty Reais and fifty centavos (R$8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, three hundred and forty-eight (797,265,348) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, two thousand, eight hundred and seventy-eight (345,002,878) are class “A” preferred shares; and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares”.  8. - ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Shareholders in attendance, which made up the quorum required to render the resolution of this General Meeting valid and, by decision of such Shareholders, the extraction of the necessary certificates by the Secretary of the Meeting was authorized. Camaçari/BA, December 4, 2012. Sgd.: PRESIDING BOARD: Ana Patrícia Soares Nogueira – Chairman; Leticia de Faria Lima Coutinho – Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Ana Patrícia Soares Nogueira); Odebrecht S/A (by Ana Patrícia Soares Nogueira); Petróleo Brasileiro S/A – Petrobras (by Juliana Peruzzi Elia).

The above matches the original recorded in the proper book.

Leticia de Faria Lima Coutinho

Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.